SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-I/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

US LEC CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, Par Value $0.01 Per Share
Having an Exercise Price Per Share of $4.00 or More

(Title of Class of Securities)

90331S 109

(CUSIP Number of Class of Securities)
(Underlying Class A Common Stock)

Aaron D. Cowell, Jr.
President and Chief Executive Officer
US LEC Corp.
Morrocroft III
6801 Morrison Boulevard
Charlotte, North Carolina 28211
(704) 319-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Barney Stewart III
Thomas H. O’Donnell, Jr.
Moore & Van Allen PLLC
100 North Tryon Street, Suite 4700
Charlotte, North Carolina 28202-4003
(704) 331-1000

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $400	Filing party: US LEC Corp.
Form or Registration No.: 5-54177	Schedule TO Date filed: December 20, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third party tender offer subject to Rule 14d-l.

☒  issuer tender offer subject to Rule l3e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule l3D under Rule l3d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment to Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission on December 20, 2002 (the “Schedule TO”) relating to US LEC Corp.’s offer to exchange certain outstanding stock options for new stock options.

Item 2(a) of the Schedule TO is amended and supplemented to delete the last sentence in the paragraph and to add the following sentence to the end of the paragraph: The information set forth in the Offer to Exchange under the heading Section 15 (“Information Concerning US LEC Corp.”) and the information set forth in the Supplement to Offer to Exchange Certain Outstanding Options for New Options, a copy of which is attached hereto as Exhibit (a)(10) (the “Supplement”), is incorporated herein by reference.

Item 2(b) of the Schedule TO is amended and supplemented to add the following sentence to the end of the paragraph: The information set forth in the Supplement is incorporated herein by reference.

Item 4(a) of the Schedule TO is amended and supplemented to add the following sentence to the end of the paragraph: The information set forth in the Supplement is incorporated herein by reference.

Item 4(b) of the Schedule TO is amended and supplemented to add the following sentence to the end of the paragraph: The information set forth in the Supplement is incorporated herein by reference.

Item 5(e) of the Schedule TO is amended and supplemented to add the following sentence to the end of the paragraph: The information set forth in the Supplement is incorporated herein by reference.

Item 6(b) of the Schedule TO is amended and supplemented to add the following sentence to the end of the paragraph: The information set forth in the Supplement is incorporated herein by reference.

Item 7(b) of the Schedule TO is amended and supplemented to add the following sentence to the end of the paragraph: The information set forth in the Supplement is incorporated herein by reference.

Item 8(a) of the Schedule TO is amended and supplemented to add the following sentence to the end of the paragraph: The information set forth in the Supplement is incorporated herein by reference.

Item 8(b) of the Schedule TO is amended and supplemented to add the following sentence to the end of the paragraph: The information set forth in the Supplement is incorporated herein by reference.

Item 10(a) of the Schedule TO is amended and supplemented to add the following sentence to the end of the paragraph: The information set forth in the Supplement is incorporated herein by reference.

Item 11(a) of the Schedule TO is amended and supplemented to add the following sentence to the end of the paragraph: The information set forth in the Supplement is incorporated herein by reference.

Item 12 of the Schedule TO is amended to refer to revised Exhibit (a)(3) and to new Exhibits (a)(10) and (a)(11), each of which are filed with this Amendment to Schedule TO.

Item 12.     Exhibits

(a)(3)         Form of Notice of Withdrawal

    (10)       Supplement to Offer to Exchange, dated January 10, 2003.

(11)	Email to Offerees from Option Exchange Offer Administrator dated January 10, 2003

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule TO is true, complete and correct.

                                                                                                                                   US LEC CORP.

/s/ Michael K. Robinson Michael K. Robinson
Executive Vice President and Chief Financial Officer

Date: January 10, 2003

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(3)	Form of Notice of Withdrawal

(a)(10)	Supplement to Offer to Exchange, dated January 10, 2003.

(a)(11)	Email to Offerees from Option Exchange Offer Administrator dated January 10, 2003.